UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 7)*

RiT TECHNOLOGIES LTD.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.1 per Share
(Title of class of Securities)

M8215N 10 9 (CUSIP Number)
December 31, 2003
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]

Rule 13d-1(b)

[ ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

SEC 1745 (3-98)

CUSIP NO. M8215N 10 9	13G	Page 2 of 4 Pages

1		NAME OR REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zohar Zisapel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES	5	SOLE VOTING POWER 1,400,050 Ordinary Shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER None
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,400,050 Ordinary Shares
WITH	8	SHARED DISPOSITIVE POWER None
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,050 Ordinary Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.7%
12		TYPE OF REPORTING PERSON IN

CUSIP NO. M8215N 10 9	13G	Page 3 of 4 Pages

Item 1.

(a)

RiT Technologies Ltd.

(b)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

Item 2.

(a)

Zohar Zisapel

(b)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(c)

Israel

(d)

Ordinary Shares, par value NIS 0.1

(e)

M8215N 10 9

Item 3.

Not applicable.

Item 4.

Ownership.

(a)

1,400,050 Ordinary Shares (includes options to purchase 50,000 Ordinary Shares, exercisable within 60 days).

(b)

15.7% (based on 8,927,352 shares outstanding as of December 31, 2003)

(c)

(i)

1,400,050 Ordinary Shares (includes options to purchase 50,000 Ordinary Shares, exercisable within 60 days)

(ii)

None

(iii) 1,400,050 Ordinary Shares (includes options to purchase 50,000 Ordinary Shares, exercisable within 60 days)

(iv)

None

Item 5.

Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP NO. M8215N 10 9	13G	Page 4 of 4 Pages

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2004__________
Date

s/ Zohar Zisapel __________
Signature

          Zohar Zisapel
Name/Title